SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated October 11, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: October 12, 2016

Exhibit 99.1

China Distance Education Holdings Limited Subsidiary Zhengbao Yucai

Announces Share Issuance Plan on China’s New Third Board

BEIJING, China, October 11, 2016 - China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its majority-owned subsidiary Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”) has announced a share issuance plan on China’s New Third Board, the over-the-counter stock exchange. Under the plan, Zhengbao Yucai will issue no more than 41,880,000 common shares, representing 40.5% of the total outstanding shares of Zhengbao Yucai immediately after the share issuance, to be priced at RMB1.91 ($0.29) per common share. Total funds raised by the share issuance are expected to be no more than RMB80.0 million ($11.9 million). The proceeds from this share issuance are expected to be used for working capital and business development, which includes mergers or acquisitions of complementary businesses focused on China’s college market.

According to the plan, Mr. Zhengdong Zhu, chairman and CEO of CDEL, and Mr. Liankui Hu, an independent director of CDEL, will subscribe to 63.8% and 24.6% of the total shares to be issued, respectively. Immediately following the share issuance, the equity interest of CDEL in Zhengbao Yucai will be reduced from 60.1% to 35.8%. Mr. Zhengdong Zhu, Mr. Liankui Hu and a partnership holding equity interest in Zhengbao Yucai (in which Mr. Zhengdong Zhu has a majority interest) each has entered into an acting-in-concert agreement with a wholly-owned subsidiary of the Company, requiring them to follow the voting intentions of the Company’s such subsidiary provided each of their respective equity interests in Zhengbao Yucai is lower than the Company’s equity interest in Zhengbao Yucai. Together, Mr. Zhengdong Zhu, Mr. Liankui Hu and the aforementioned partnership will have a combined equity interest in Zhengbao Yucai of 59.5% immediately after the share issuance.

Zhengbao Yucai is listed on the New Third Board in an effort to further enhance its brand and visibility within the China market, which offers it the opportunity to raise capital from the Chinese capital markets to fund future growth. In addition, Zhengbao Yucai’s New Third Board listing enables CDEL to focus its U.S.-listed company on professional education businesses, while Zhengbao Yucai will focus on college education opportunities.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company and Zhengbao Yucai may not realize the anticipated benefits of the listing of Zhengbao Yucai’s shares and Zhengbao Yucai’s new share issuance plan. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com .

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

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